The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

October 11, 2016

VIA EDGAR

Terence O’Brien, Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: The New Home Company Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed July 29, 2016
File No. 1-36283

Dear Mr. O’Brien:

The New Home Company Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 19, 2016, with respect to the Company’s Form 10-K filed with the Commission on February 26, 2016 for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Form 10-Q filed with the Commission on July 29, 2016 for the quarterly period ended June 30, 2016 (the “Form 10-Q”) (File No. 1-36283).

We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind. Set forth below is the heading and text of each comment followed by the Company’s response:

Form 10-K for Fiscal Year Ended December 31, 2015

1. Organization and Summary of Significant Accounting Policies, page 63
Selling and Marketing Expense, page 67

1.
We note your response to comment 2, in which you continue to believe capitalized selling and marketing expenses in accordance with ASC 970-340-25 are appropriately included in real estate inventories. Please tell us how you determined that the capitalized selling and marketing expenses are within the definition of inventory costs, or confirm to us that you will reclassify these capitalized costs from real estate inventories to other assets. Please refer to ASC 330-10-30-8 for guidance.

Response:
In accordance with ASC 970-340-25, we will continue to capitalize certain selling and marketing costs. While we believe it is also acceptable to include such costs within real estate inventories as such costs are project costs, we acknowledge the Staff’s request to classify these costs in other assets when such costs are amortized to selling and marketing expenses. As a result, we will reclassify capitalized selling and marketing costs from real estate inventories to other assets in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2016
5. Unconsolidated Joint Ventures, page 15

2.
We note your response to comment 3. Please provide us with a comprehensive explanation as to how it was determined that the warranty reserve recognized in the joint venture’s audited financial statements prior to you obtaining control was accounted for in accordance with US GAAP. Specifically, it is unclear how a negotiated reserve of 1% of revenues at the time the LR8 joint venture was formed results in a warranty reserve that complies with the guidance in ASC 460. We further note your statement that the LR8 joint venture had a “contractual obligation to fund future claims.” It is unclear how a funding directive in an agreement meets the definition of a liability. As part of your response, please tell us which section of the Development Management Agreement and/or the Limited Liability Company Agreement includes the warranty reserve funding requirement. Please tell us the amount of warranty reserve that should have been recognized in accordance with the guidance in ASC 460 for fiscal years 2012 through 2016 for the LR8 joint venture along with the impact to the your consolidated financial statements for each period. Finally, please provide us with your materiality assessment for correcting the overstated LR8 joint venture warranty reserve of $1.6 million in your fiscal year 2016 consolidated statements of operations in accordance with the guidance in ASC 250-10-S99.

Response:
LR8 was formed during 2010 between a wholly owned subsidiary of The New Home Company Inc.’s predecessor, The New Home Company LLC, (“NWHM”) and a financial investor (“WB”) to develop approximately 42 acres of agricultural land into a gated community consisting of 169 single family homes, a community center with pools, a children’s playground facility, and a cellular communication tower. As a former agricultural site, the land required significant grading and infrastructure improvements, which included stabilizing and cutting streets into a hillside located on the property. Whenever significant grading activities are required to create finished lots for vertical construction, extensive research, planning and engineering work is performed to ensure the ground is ready for its intended use, especially in the case of hillside developments that generally require more work. These types of projects with heavy grading and hillside conditions are considered more difficult due to unforeseen settling of the soil that can occur, leading to potential construction defect claims and more repairs and warranty fixes.

Section 7.01 of LR8’s Limited Liability Company agreement (the “Operating Agreement”) provides for the establishment of an Executive Committee, with representation from NWHM and WB. On or around March 7, 2011, pursuant to its authority set forth in Sections 7.01(a)(iii) and 8.06 of the Operating Agreement, the Executive Committee, in consultation with the finance, accounting, and operations staff of NWHM and WB, approved by written consent, the Budget and Operating Plan of the joint venture which included a reserve for warranty related work equal to 1% of revenues. At that time, the members did an extensive analysis of the project’s cost and revenue estimates, development and construction schedule, and risks associated with the development.
Using the guidance of ASC 460, the Executive Committee determined 1% of revenues to be a reasonable estimate for its warranty reserves. As you will note from the guidance in ASC 460-10-25-6 and corresponding references to ASC 450-20-25, the amount of the reserve established should be a reasonable estimate based upon (1) what the entity’s experience has been, or (2) reference to the experience of other entities in the same business. Although LR8 had no historical experience as it was a new single asset entity with no prior operations, the members of the Executive Committee and individuals in our management team have had decades of experience in the homebuilding industry at other companies in developing similar projects with similar risks. The Executive Committee, in consultation with the finance, accounting, and operations staff of NWHM, analyzed other builder warranty accrual rates, as well as other developments that they had previously managed, and correlated that to the specific risks of the LR8 development. For example, William Lyon Homes, a California-based public homebuilder, which we believed was a good comparable to NWHM and had significant operations in California, accrued warranty reserves at a rate of between 0.96 - 1.15% of homes sales revenue for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. As a result of the complex development and the related construction risks that come with such a development, together with reviewing peer group accrual rates and NWHM management’s experience, the Executive Committee determined that a warranty reserve of 1% of home sales revenue was reasonable. At the time of adopting the Initial Budget and Operating Plan (March 2011) and throughout the delivery of such homes in the development, this was the joint venture’s best estimate of warranty and related costs in accordance with the guidance set forth in ASC 460-10-25. The Budget and Operating Plan was reviewed periodically, which included a review of costs incurred to date plus future estimates by the Company’s finance, accounting and operations staff. One particular issue that was heavily considered in the analysis of the warranty reserve was the construction defect laws in California. In California, there is a 10-year statute for liability for construction defects, however, frequently within a two-to-three year period after the delivery of the last homes within a community, potential latent defects or significant construction issues will manifest themselves if there is in fact a serious problem. Management determined it did not have sufficient empirical data from the LR8 project in 2014 or 2015 to justify reducing or increasing the warranty reserve.
In the second quarter of 2016 (i.e., approximately 2 years after the delivery of its last home) management evaluated and analyzed the project’s warranty expenditures and related reserve. We believed that any significant reductions in the warranty reserves before having had ample time to evaluate more developed warranty experience rates and potential claims would not have been appropriate. Accordingly, we believe that the warranty reserve liability of LR8 was recognized in accordance with the guidance in ASC 460 for the years 2012 through the first quarter of 2016.
LR8’s obligation to fund the warranty reserve is derived from multiple interacting project documents executed in connection with the LR8 project. In accordance with a Development Management Agreement between LR8 and a subsidiary of the Company, LR8 is responsible for funding project costs included within the Budget and Operating Plan or otherwise approved by LR8’s Executive Committee. Pursuant to an AIA A134 Standard Form Construction Agreement (the “Construction Agreement”) between LR8 and a general contractor subsidiary of the Company, that subsidiary was obligated to perform construction related activities, including administering a warranty program of the joint venture. In connection with such warranty program, the Construction Agreement required LR8 to determine the amount of any warranty reserve fund (the “Warranty Reserve Fund”) (which, as discussed above, was made (1) pursuant to the Executive Committee’s authority and obligations set forth in Sections 7.03 and 8.06 of the LLC Agreement and (2) in accordance with the guidance set forth in ASC 460). The Construction Agreement specifically provided that “[c]osts incurred by the Contractor in connection with the Warranty Programs” are costs of work reflected in the Project budget. Therefore, due to the funding obligation of LR8 in the Development Agreement that was further expanded upon in the standard Construction Agreement to include costs of the warranty program, the joint venture was contractually obligated to remit funds to the Company’s general contractor subsidiary to administer the warranty program for the duration of the warranty period, which will expire during the first quarter of 2024 (ten years following the final home closing, which occurred in the first quarter of 2014).
Notwithstanding our conclusion that the warranty reserve liability of LR8 was recognized in accordance with the guidance in ASC 460, we acknowledge the Staff’s request to perform a materiality assessment, assuming the warranty reserve recorded for the fiscal years 2012 through 2016 was overstated, and have provided the below hypothetical calculation. The calculation below shows what the impact to NWHM’s net income (loss) would have been, assuming LR8 had accrued for its warranty reserve at a lower rate of 0.33%, which is the rate at which the cumulative expected warranty reserve was remeasured immediately prior to the consolidation.

	2012	2013	2014	2015
As reported by LR8:	dollars in thousands
Revenues	$56,018	$171,617	$14,182	$—
Net income (loss)	$9,805	$39,975	$3,605	$(320)
Net income (loss) alloc to NWHM	$490	$5,678	$1,082	$(96)
Net income (loss) alloc % to NWHM	5.0%	14.2%	30.0%	30.0%

Warranty accrual rate (% of revenues) as reported	1.00%	1.00%	1.00%	1.00%
Hypothetical warranty rate based on adjusted amount	0.33%	0.33%	0.33%	0.33%
Difference	0.67%	0.67%	0.67%	0.67%

Hypothetical reduction in COS	$375	$1,150	$95	$—
Hypothetical reduction in COS (cumulative)	$375	$1,525	$1,620	$1,620
Alloc % to NWHM	5.0%	14.2%	30.0%	30.0%
Hypothetical increase in income alloc to NWHM	$19	$163	$29	$—
Hypothetical increase in income alloc to NWHM (cumulative)	$19	$182	$211	$211

As reported by NWHM Inc.:
Net income (loss)	$(1,352)	$6,706	$4,787	$21,688

Hypothetical increase in pretax income (loss)	$19	$163	$29	$—
Less: tax effect at current year marginal rate	5.5%	4.1%	4.9%	37.0%
Tax effected change to net income (loss)	$18	$157	$27	$—
% difference to Net income (loss)	-1.3%	2.3%	0.6%	0.0%

Hypothetical change in pretax income (loss) (cumulative)	$19	$182	$211	$211
Less: tax effect at current year marginal rate	5.5%	4.1%	4.9%	37.0%
Tax effected change to net income (loss) (cumulative)	$18	$175	$200	$133
% difference to Net income (loss)	-1.3%	2.6%	4.2%	0.6%

ASC 250 provides for the assessment of accounting errors both quantitatively and qualitatively. As noted in the table above, the highest percentage change to net income (loss) to NWHM would have been 2.3% in 2013 using the rollover approach. Under the iron curtain approach (cumulative), the highest percentage change to NWHM’s net income (loss) would have been 4.2% in 2014. From a quantitative perspective, we would not view either of those hypothetical results to be material, individually or taken as a whole, assuming the warranty reserve was accrued at a lower rate.
From a qualitative standpoint, we note that the hypothetical change would not (i) convert any year with a net loss to net income, or vice versa, (ii) have had any effect on management’s compensation, (iii) have masked a change in earnings or any trends, or (iv) have affected compliance with our loan covenants. Furthermore, as the warranty reserve is based on the best supportable estimate at any given point in time, any prospective changes in the warranty reserve are considered changes in estimates and are not discrete errors. Therefore, from a qualitative perspective, we would also not view such a hypothetical difference to be a material error individually or in the aggregate.

3.
Please tell us if any of your joint ventures are accounting or have accounted for the warranty reserve in the same manner as the LR8 joint venture. Please tell us if you have recognized a similar gain for any of these joint ventures during any of the periods presented in your fiscal year 2015 Form 10-K and subsequent periodic reports along with the amounts recognized. In this regard, we note the first paragraph of your response to comment 4.

Response:
All of our joint ventures account for warranty reserves in connection with the guidance of ASC 460. These warranty reserve estimates are reviewed at a minimum annually, but often quarterly depending on the joint venture’s level of activity and the various projects’ warranty experience.
We have not recognized any similar gains for any of our joint ventures during any of the periods presented in our fiscal year 2015 Form 10-K.
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If you have any additional questions or comments, please feel free to contact me directly at (949)
382-7826 with any questions.

Sincerely,
/s/ John M. Stephens
John M. Stephens
Chief Financial Officer